                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                      _____


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                     INFORMATION TO BE INCLUDED IN STATEMENT
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                            Trinity Industries, Inc.
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   896522-10-9
                                 (CUSIP Number)

                               Craig J. Duchossois
                        Thrall Investment Company, L.L.C.
                       Thrall Car Management Company, Inc.
                                845 Larch Avenue
                            Elmhurst, Illinois 60126
                                 (603) 279-3600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 26, 2001
                      (Date of Event Which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)
                              (Page 1 of 20 Pages)

CUSIP NO. 896522-10-9                        13D/A           Page 2 of 20 Pages

--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                Thrall Investment Company, L.L.C.
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)[_]
                                                                     (b)[X]
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*

                00
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                           [_]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
   NUMBER OF
    SHARES                 7,150,000 (See Item 5)
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY           8   SHARED VOTING POWER
     EACH                  0
   REPORTING       -------------------------------------------------------------
  PERSON WITH          9   SOLE DISPOSITIVE POWER

                           7,150,000 (See Item 5)
                   -------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                7,150,000 (See Item 5)
--------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                 [_]
--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                16.2% (See Item 5)
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*

                OO
--------------------------------------------------------------------------------

CUSIP NO. 896522-10-9                   13D/A                Page 3 of 20 Pages

--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                Thrall Car Management Company, Inc.
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*

                00
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                               [_]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

   NUMBER OF               600,000 (See Item 5)
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY       8      SHARED VOTING POWER
   OWNED BY
    EACH                   0
  REPORTING      ---------------------------------------------------------------
 PERSON WITH        9      SOLE DISPOSITIVE POWER

                           600,000 (See Item 5)
                ----------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                600,000 (See Item 5)
--------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                     [_]
--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.4% (See Item 5)
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*

                CO
--------------------------------------------------------------------------------

CUSIP NO. 896522-10-9                  13D/A                 Page 4 of 20 Pages

--------------------------------------------------------------------------------
1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                Craig J. Duchossois
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS*

                00
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                               [_]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S. Citizen
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
   NUMBER OF
    SHARES                      150
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY              8      SHARED VOTING POWER
     EACH
   REPORTING                     7,750,000 (See Item 5)
  PERSON WITH        -----------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                150
--------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,750,000 (See Item 5)
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                7,750,150 (See Item 5)
--------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                     [_]
--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                17.6% (See Item 5)
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

Item 2 is hereby amended to read in its entirety as follows:

Item 2.  Identity and Background.
         -----------------------

         This statement is being filed by (i) Thrall Investment Company, L.L.C., a Delaware limited liability company ("TIC"), (ii) Thrall Car Management Company, Inc., a Delaware corporation ("Management Company"), and (iii) Craig J. Duchossois.

         TIC holds property for investment purposes. In connection with the transactions reported in this Schedule 13D/A, as described more fully in Item 6, TIC acquired certain shares of Trinity Industries, Inc. (the "Issuer"). The address of TIC's principal business and principal office is 845 Larch Avenue, Elmhurst, Illinois 60126. Appendix A hereto, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the members of the operating board, executive officers and control persons of TIC.

         Management Company holds property for investment purposes. As described more fully in Item 6, the Issuer, in connection with the transactions reported in this Schedule 13D/A, acquired certain direct and indirect subsidiaries of Management Company that manufacture freight rail cars. The address of Management Company's principal business and principal office is 845 Larch Avenue, Elmhurst, Illinois 60126. Appendix B hereto, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors, executive officers and control persons of Management Company.

         Craig J. Duchossois is principally employed as the Chief Executive Officer of Duchossois Industries, Inc. His business address is 845 Larch Avenue, Elmhurst, Illinois 60126. He is a citizen of the United States. The principal address of Duchossois Industries, Inc., an Illinois corporation, is 845 Larch Avenue, Elmhurst, Illinois 60126. Duchossois Industries, Inc., through its subsidiaries, engages in the manufacture of commercial and consumer access control devices and precision machined metal products, and has interests in entertainment and venture capital.

         During the last five years, none of TIC, Management Company or Craig J. Duchossois, and, to the best knowledge of each of them, none of the persons listed on Appendix A attached hereto or Appendix B attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended to read in its entirety as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The response to Item 6 is incorporated herein by this reference.

         Pursuant to the Agreement and Plan of Merger, dated as of August 13, 2001 (the "Merger Agreement"), among the Issuer, TCMC Acquisition Corp., an Illinois corporation ("Merger Sub"), Thrall Car Manufacturing Company, an Illinois corporation and a wholly owned subsidiary of Management Company ("Manufacturing Company"), and Management Company, on October 26, 2001, the Issuer acquired Manufacturing Company, Management Company acquired 7,150,000 shares of common stock, par value $1.00 per share ("Common Stock"), of the Issuer, which shares were immediately transferred to TIC, all as more fully described in Item 6. Management Company has retained beneficial ownership of 600,000 shares of Common Stock previously held of record by, and acquired with the working capital of, Manufacturing Company.

Item 4 is hereby amended to read in its entirety as follows:

Item 4.  Purpose of Transaction.
         ----------------------

         The response to Item 6 is incorporated herein by this reference.

         The purpose of the transaction is for most of Management Company's direct and indirect subsidiaries to become part of the Issuer's operations, while allowing Management Company and its affiliate, TIC, to retain an investment in the freight rail car manufacturing industry through the ownership of shares of Common Stock. Although, pursuant to the terms of the Stockholder's Agreement (as defined below), the Issuer is obligated to name one nominee to the Issuer's board of directors, none of TIC, Management Company or Mr. Duchossois has acquired shares of Common Stock with the intention of acquiring control of the Issuer. The Stockholder's Agreement places certain restrictions on the ability of TIC, Management Company and Affiliates of Management Company, including Mr. Duchossois, to acquire or dispose of securities of the Issuer.

         The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement and the Stockholder's Agreement, dated October 26, 2001 (the "Stockholder's Agreement"), by and among the Issuer, Management Company and TIC, which are filed as Exhibits 2 and 3 hereto, respectively, and incorporated herein by this reference.

Item 5 is hereby amended to read in its entirety as follows:

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         The response to Item 6 is incorporated herein by this reference.

         For the purposes of Rule 13d-3, as promulgated under the Securities Exchange Act of 1934, as amended, TIC beneficially owns, and has sole voting and disposition power of,

7,150,000 shares of Common Stock. Based on a total of 44,133,562 shares of Common Stock outstanding (36,983,562 shares of Common Stock reported outstanding as of June 30, 2001, pursuant to the Issuer's Form 10-Q for the quarterly period ended June 30, 2001 (the "Pre-Merger Outstanding Shares"), plus the 7,150,000 shares of Common Stock issued to TIC in accordance with the Merger Agreement (the "Merger Shares" and, collectively with the Pre-Merger Outstanding Shares, the "Post-Merger Outstanding Shares")), for purposes of Rule 13d-3, TIC owns approximately 16.2% of the Post-Merger Outstanding Shares.

         For the purposes of Rule 13d-3, Management Company beneficially owns, and has sole voting and disposition power of, 600,000 shares of Common Stock, or approximately 1.4% of the Post-Merger Outstanding Shares.

         Craig J. Duchossois beneficially owns, and has sole voting and disposition power of 150 shares of Common Stock. By virtue of his position as an operating board member and executive officer of, and, as described on Appendix A, his ability to vote a majority of the outstanding membership interests of, TIC, Mr. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the Merger Shares. Mr. Duchossois shares voting and disposition power with respect to these shares of Common Stock with the operating board members and executive officers of TIC. The names of and information with respect to these persons are set forth on Appendix A to this Schedule 13D/A, which is incorporated herein by this reference. By virtue of his position as a director and executive officer of, and, as described on Appendix B, his ability to vote a majority of the outstanding shares of, Management Company, Mr. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the 600,000 shares of Common Stock held of record by Management Company. Mr. Duchossois shares voting and disposition power with respect to these shares of Common Stock with the directors and executive officers of Management Company. The names of and information with respect to these persons are set forth on Appendix B to this
Schedule 13D/A, which is incorporated herein by this reference. As a result, Mr. Duchossois may be deemed to beneficially own 7,750,150 shares of Common Stock, or approximately 17.6% of the Post-Merger Outstanding Shares. Mr. Duchossois disclaims beneficial ownership of the 7,750,000 shares not owned of record by him.

         Except as disclosed herein, none of TIC, Management Company or Craig J. Duchossois has effected any transactions in shares of Common Stock during the preceding 60 days.

Item 6 is hereby amended to read in its entirety as follows:

Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer.
         ----------------------------------------

         The following response to this Item 6 is qualified in its entirety by reference to the Merger Agreement, the Stockholder's Agreement and the Registration Rights Agreement, dated October 26, 2001 (the "Registration Rights Agreement"), by and among the Issuer, Management Company and TIC, which are filed as Exhibits 2, 3 and 4 hereto, respectively, and incorporated herein by this reference.

Merger Agreement
----------------

         On October 26, 2001, pursuant to the terms and conditions of the Merger Agreement, Merger Sub merged with and into Manufacturing Company, with Manufacturing Company being the surviving corporation of such merger (the "Merger"). At the Effective Time (as defined in the Merger Agreement) of the Merger, the issued and outstanding shares of common stock of Manufacturing Company were converted into an aggregate of 7,150,000 shares of Common Stock, $165,550,000 (subject to adjustment as described in the Merger Agreement) and the right to receive additional payments, not to exceed $45,000,000 over a five-year period, based on a formula related to annual rail car industry production levels. At the Effective Time, Management Company transferred the 7,150,000 shares of Common Stock to TIC.

Stockholder's Agreement and Addendum Agreement
----------------------------------------------

         On October 26, 2001, the Issuer, TIC and Management Company entered into the Stockholder's Agreement.

         Taking of Certain Actions
         -------------------------

         During the Standstill Period (as defined in the Stockholder's Agreement), except as permitted by the Issuer or as otherwise specifically permitted in the Stockholder's Agreement, TIC, Management Company and Mr. Duchossois and the Family Affiliates (as defined in the Stockholder's Agreement) generally agree not to act alone or with others to (i) solicit proxies, become a participant in an election contest or influence the voting of others with respect to the Issuer, (ii) initiate or solicit the approval of a shareholder proposal with respect to the Issuer, (iii) act in concert with others with respect to acquiring, disposing of or voting Voting Securities (as defined in the Stockholder's Agreement) of the Issuer, (iv) participate in or encourage the formation of any group that owns or seeks to acquire ownership of the Issuer's securities or control of the Issuer, (v) subject any Voting Securities to any arrangement that conflicts with or does not conform with the provisions of the Stockholder's Agreement, (vi) seek to place a representative on, or seek the removal of any member of, Issuer's board, except pursuant to the terms of the Stockholder's Agreement, (vii) call a meeting of the Issuer's stockholders or sign a written consent authorizing action without a meeting of the Issuer's stockholders, (viii) solicit or offer to effect certain changes in the structure or business of the Issuer, such as a merger or disposition of material assets of the Issuer, (ix) seek to control or influence the Issuer (although this does not prevent the designee nominated pursuant to the terms of the Stockholder's Agreement on the board of directors from seeking to affect decisions of the board of directors), (x) assist or knowingly encourage a third party to take any of the foregoing actions, or (xi) disclose or announce any intention or arrangement inconsistent with the foregoing.

         Prohibition Against a Change of Control
         ---------------------------------------
         During the Standstill Period, there shall not occur a Change of Control (as defined in the Stockholder's Agreement) with respect to TIC, Management Company or any Permitted Transferee (as defined in the Stockholder's Agreement).

         Agreement To Vote
         -----------------

         Unless otherwise specifically permitted by the Stockholder's Agreement, Voting Securities beneficially owned by TIC and Management Company are to be voted as recommended by the Issuer's board of directors. Specific exceptions to this include certain strategic transactions of the Issuer, such as certain issuances of preferred stock, a disposition of the Issuer or a substantial part of the Issuer's assets, a recapitalization of the Issuer or a liquidation of, or consolidation involving, the Issuer.

         Purchase of Additional Common Stock and Certain Issuances
         ---------------------------------------------------------

         TIC and Management Company have agreed that during the Standstill Period none of TIC, Management Company or any Related Person (as defined in the Stockholder's Agreement) or subsequent Holder (as defined in the Stockholder's Agreement) will acquire or propose to acquire Voting Securities except (i) in connection with the Merger Agreement, (ii) pursuant to certain distributions made available to holders of Common Stock generally, (iii) through purchases, in the open market or privately negotiated transactions, of up to an aggregate number of shares of Voting Securities that, when added to the shares of Voting Securities owned by TIC, Management Company, the Family Affiliates, the subsequent Holders and their respective Affiliates and Associates (as defined in the Stockholder's Agreement), with the exception of shares acquired in connection with item (iv) of this sentence, would result in such persons owning no more than 19.9% of the then-outstanding shares of Voting Securities, or (iv) with respect to TIC's designee to the Issuer's board, pursuant to director stock option or similar plans, or as otherwise specifically permitted by the Stockholder's Agreement. The Standstill Period generally can last from six and one-half to ten years, depending on various circumstances.

         With certain specified exceptions, TIC, Management Company, the Related Persons and the subsequent Holders may not collectively own more than 19.9% of the then-outstanding Voting Securities.

         Restrictions on Transfer
         ------------------------

         TIC and Management Company have agreed that until October 26, 2003, neither will transfer or encumber shares of Common Stock except (i) to a Related Person of TIC, Management Company or a Family Affiliate, each of whom must agree to be bound by the Stockholder's Agreement, or (ii) to a financial institution in connection with a loan so long as the pledgee agrees in writing that, upon transfer of the securities to the pledgee upon any foreclosure or otherwise, the securities will remain, and the pledgee will become, subject to the restrictions contained in the Stockholder's Agreement.

         The Stockholder's Agreement also provides that, generally, after October 26, 2003, until the termination of the Standstill Period, none of TIC, Management Company or any subsequent Holder will transfer or encumber its respective shares of Common Stock except (i) to the Issuer or in a transaction approved by the Issuer's chief executive officer, (ii) to a Related Person with respect to TIC, Management Company or a Family Affiliate, if such person agrees to be bound by the Stockholder's Agreement, (iii) pursuant to certain tender or exchange offers, (iv) to a financial institution in connection with a loan so long as the pledgee agrees in writing that, upon transfer of the securities to the pledgee upon any foreclosure or otherwise, the securities will remain, and the pledgee will become, subject to the restrictions contained in the Stockholder's Agreement,
(v) subject to certain limitations, to a third party pursuant to (a) an open market "brokers transaction" as permitted by Rule 144 promulgated under the Securities Act of 1933, as amended (other than clause (k) thereof), provided the transferor does not know or reasonably believe such person and such person's Affiliates, or any group of which such person may be a member, would hold in the aggregate more than 5% of the Issuer's Voting Securities after such transaction or, if such person is entitled to file a Schedule 13G, such person(s) would not hold in the aggregate more than 10% of the Issuer's Voting Securities after such transaction (any third person who would hold in excess of the referenced percentages being a "Prohibited Holder"), or (b) a private placement to a person, other than a Competitor (as defined in the Stockholder's Agreement) of Issuer, that (y) TIC, Management Company or the subsequent Holder reasonably believes after due inquiry is not a Prohibited Holder and TIC, Management Company or the Prohibited Holder obtains a written representation to such effect or (z) agrees in writing to be bound by the Stockholder's Agreement and the Issuer's board approves the transaction, or (vi) pursuant to an underwritten public offering, in accordance with the Registration Rights Agreement, in which
(a) the managing underwriter agrees to effect a broad distribution and (b) none of TIC, Management Company or any subsequent Holder knows or has reasonable grounds to believe a transfer will be made to a third party that is a Competitor or would be a Prohibited Holder.

         Generally, with limited exemptions, none of TIC, Management Company, or a subsequent Holder is permitted to transfer Voting Securities to or encumber Voting Securities in favor of any Competitor of the Issuer or to a Prohibited Holder until October 26, 2011.

         In most instances, so long as TIC, Management Company and any subsequent Holders collectively own 8% or more of the outstanding Voting Securities, during the Standstill Period, none of TIC, Management Company or any subsequent Holder may transfer or encumber greater than 1,000,000 shares of Common Stock in any 12-month period without first offering the securities to the Issuer for purchase on terms similar to that under which the securities would otherwise be sold.

         Board of Directors
         ------------------

         At each annual meeting of stockholders of the Issuer prior to the termination of the Standstill Period, for so long as TIC, Management Company, the Family Affiliates and the subsequent Holders own in the aggregate more than 7.5% of the Voting Securities, the Issuer must take necessary action to appoint or elect to Issuer's board Craig J. Duchossois or a substitute designee. During the Standstill Period, for so long as TIC, Management Company and the subsequent Holders own in the aggregate 19.9% of the then outstanding Voting Securities, the holders of a majority of the shares held by TIC, Management Company and the subsequent Holders may recommend a nominee to fill a vacancy on the board of the Issuer, although the Issuer is not obligated to nominate such nominee.

         Term
         ----

         The Stockholder's Agreement terminates on the date that the individuals who as of the date of the agreement constituted Issuer's board (together with any new directors whose election or appointment by Issuer's board or whose nomination for election by the Issuer's stockholders was approved by a majority of the directors then still in office who either were directors at the beginning of such period or whose election or nomination was previously so approved), cease to constitute a majority of the directors then in office (excluding any director elected pursuant to designation by TIC). Additionally, the Stockholder's Agreement terminates with respect to a Holder other than Management Company as of the date such Holder does not own of record or beneficially any Voting Securities.

Registration Rights Agreement
-----------------------------

         On October 26, 2001, the Issuer, TIC and Management Company entered into the Registration Rights Agreement.

         After October 26, 2003, TIC, Management Company and its permitted transferees may request, on two occasions, that the Issuer register shares of Common Stock held by TIC, Management Company and their permitted transferees under the Securities Act of 1933, as amended. A request may cover all or part of the shares of Common Stock held by such person(s), but each request must apply to at least 2,500,000 shares. The Issuer may postpone such a registration under certain circumstances specified in the Registration Rights Agreement.

         Additionally, if, at any time after October 26, 2003, the Issuer determines to register shares of Common Stock for its own account in an Underwritten Public Offering (as defined in the Registration Rights Agreement) and not in connection with a merger, acquisition, exchange offer, subscription offer, dividend reinvestment plan or stock option or other employee benefit plan, TIC, Management Company and their permitted transferees have the right to have their shares of Common Stock included in such registration. The number of shares of Common Stock that TIC, Management Company and their permitted transferees may have so registered may be limited, pursuant to certain procedures, if the managing underwriter concludes that inclusion of all or part of such shares would materially adversely affect such offering.

         The Registration Rights Agreement contains certain provisions regarding registration procedures to be followed, indemnification and holdback arrangements. Transfer of the rights under the agreement are subject to certain limitations. The rights granted under the agreement terminate, with respect to each Holder (as defined in the Registration Rights Agreement), when all shares of Registrable Securities (as defined in the Registration Rights Agreement) held by such Holder may immediately be sold under Rule 144 during any 90-day period.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         The following are filed herewith as Exhibits to this Schedule 13D/A.

                      Exhibit
                         No.      Description
                      -------     -----------

                      1           Joint Filing Agreement

                      2 Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K (Commission File No. 1-6903) filed August 16, 2001)

                      3           Stockholder's Agreement

                      4           Registration Rights Agreement

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2001                THRALL INVESTMENT COMPANY, L.L.C.



                                      By:   /s/ ROBERT L. FEALY
                                          --------------------------------------
                                          Name:  Robert L. Fealy
                                          Title: Chief Operating Officer, Chief
                                                 Financial Officer and Treasurer

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2001                 THRALL CAR MANAGEMENT COMPANY, INC.



                                       By:     /s/ ROBERT L. FEALY
                                           -------------------------------------
                                           Name:  Robert L. Fealy
                                           Title: Vice President and Secretary

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2001                                /s/ CRAIG J. DUCHOSSOIS
                                                     ---------------------------
                                                     Craig J. Duchossois

                                   APPENDIX A

              CERTAIN INFORMATION REGARDING DIRECTORS AND EXECUTIVE
                  OFFICERS OF THRALL INVESTMENT COMPANY, L.L.C.


         Set forth below are the names, positions with TIC, business addresses and principal occupations of the operating board members and officers of TIC. Each individual is a United States citizen.

         Names, Positions and Business Addresses                  Present Principal Occupation
         ---------------------------------------                  ----------------------------
         Craig J. Duchossois                                      Chief Executive Officer of Duchossois Industries, Inc./1/
         Operating Board Member and Chief Executive Officer
         845 Larch Avenue
         Elmhurst, IL 60126

         Richard L. Duchossois/2/                                 Chairman of Duchossois Industries, Inc./1/
         Operating Board Member and Vice Chairman
         845 Larch Avenue
         Elmhurst, IL 60126

         Robert L. Fealy                                          Chief Financial Officer of Duchossois Industries, Inc./1/
         Chief Operating Officer, Chief Financial Officer
         and Treasurer
         845 Larch Avenue
         Elmhurst, IL 60126

         David L. Filkin, Esq.                                    Assistant General Counsel of Duchossois Industries, Inc./1/
         Secretary
         845 Larch Avenue
         Elmhurst, IL 60126


_______________________

     /1/ The principal address of Duchossois Industries, Inc., an Illinois corporation, is 845 Larch Avenue, Elmhurst, IL 60126. Duchossois Industries, Inc., through its subsidiaries, engages in the manufacture of commercial and consumer access control devices and precision machined metal products, and has interests in entertainment and venture capital.

     /2/ Richard L. Duchossois owns, and has sole voting and disposition power with respect to, 20,000 shares of Common Stock of the Issuer, which is less than 1% of the shares of such Common Stock currently outstanding.

         The members of TIC are various individuals and trusts. The voting and disposition decisions of each trust are controlled by either a trustee, a business advisor or an investment committee. By virtue of his position as sole trustee or his control of a majority of the votes of the investment committee of certain of these trusts, Craig J. Duchossois controls a majority of the membership interests of TIC. Information with respect to Craig J. Duchossois is set forth above and in the body of the Schedule 13D/A.

                                   APPENDIX B

              CERTAIN INFORMATION REGARDING DIRECTORS AND EXECUTIVE
                 OFFICERS OF THRALL CAR MANAGEMENT COMPANY, INC.


         Set forth below are the names, positions with Management Company, business addresses and principal occupations of the directors and executive officers of Management Company. Each individual is a United States citizen.

         Names, Positions and Business Addresses                  Present Principal Occupation
         ---------------------------------------                  ----------------------------
         Craig J. Duchossois                                      Chief Executive Officer of Duchossois Industries, Inc./1/
         Director, Chairman and President
         845 Larch Avenue
         Elmhurst, IL 60126

         Richard L. Duchossois/2/                                 Chairman of Duchossois Industries, Inc./1/
         Director and Vice Chairman
         845 Larch Avenue
         Elmhurst, IL 60126

         Robert L. Fealy                                          Chief Financial Officer of Duchossois Industries, Inc./1/
         Director, Vice President and Secretary
         845 Larch Avenue
         Elmhurst, IL 60126


_________________________

/1/ The principal address of Duchossois Industries, Inc., an Illinois corporation, is 845 Larch Avenue, Elmhurst, IL 60126. Duchossois Industries, Inc., through its subsidiaries, engages in the manufacture of commercial and consumer access control devices and precision machined metal products, and has interests in entertainment and venture capital.

/2/ Richard L. Duchossois owns, and has sole voting and disposition power with respect to, 20,000 shares of Common Stock of the Issuer, which is less than 1% of the shares of such Common Stock currently outstanding.

         The shares of Management Company are owned by various individuals and trusts. The voting and disposition decisions of each trust are controlled by either a trustee, a business advisor or an investment committee. By virtue of his position as sole trustee or his control of a majority of the votes of the investment committee of certain of these trusts, Craig J. Duchossois controls a majority of the outstanding shares of Management Company. Information with respect to Craig J. Duchossois is set forth above and in the body of the
Schedule 13D/A.

                                  EXHIBIT INDEX

       Exhibit
         No.            Description
       -------          -----------

          1             Joint Filing Agreement

          2 Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K (Commission File No. 1-6903) filed August 16, 2001)

          3             Stockholder's Agreement

          4             Registration Rights Agreement